CANNEX CAPITAL PROVIDES UPDATE ON CSE FILING, SHAREHOLDER
MEETING, CSE STOCK HALT AND OTCQX QUOTATION

Business combination will create a vertically integrated multi-state operator focused on operational excellence This news release clarifies the number of shares expected to be issued to 4Front members

VANCOUVER, BC, March 14, 2019 - Cannex Capital Holdings Inc. (CSE: CNNX / OTCQX: CNXXF) (“Cannex” or the “Company”) is pleased to announce that further to its news releases dated November 26, 2018 and March 1, 2019, it has signed a definitive agreement dated March 1, 2019 (the “Definitive Agreement”) with 4Front Holdings LLC (“4Front”) with respect to the business combination (the “Transaction”) whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (the “Resulting Issuer”). Cannex and 4Front are arm’s length parties.

In connection with the Transaction, Cannex and 4Front have filed the initial suite of application materials with the Canadian Securities Exchange (the “CSE”) to list the Resulting Issuer’s subordinate voting shares (“Subordinate Voting Shares”). The Transaction is subject to certain approvals, including CSE approval, approval of the 4Front members and approval of at least 66.6% of the votes cast by Cannex shareholders at a special meeting expected to take place on April 18, 2019.

CSE Stock Halt and OTCQX Quotation
The Transaction is expected to constitute a “fundamental change” for Cannex, as defined in CSE policies. Pursuant to CSE policies, the Company’s stock has been halted and will remain halted until all required documentation with respect to the Transaction has been received by the CSE and the CSE and applicable securities regulatory authorities are otherwise satisfied that the halt should be lifted.

The Company’s common shares are also quoted on the OTCQX. A stock halt on the OTCQX is implemented by FINRA Market Operations, who have advised the Company that the Transaction (being a fundamental change under CSE policies) is not the type of transaction that FINRA Market Operations halts for under its guidelines. Accordingly, the Company’s common shares continue to be quoted on the OTCQX notwithstanding the trading halt in Canada.

Terms of the Transaction
Cannex has received Lock Up and Support Agreements (the “Support Agreements”) in favour of the Transaction from Cannex shareholders, including all directors and officers, representing an overwhelming majority of approximately 68.93% of Cannex’s outstanding shares. Given that the Transaction is structured as a plan of arrangement under the British Columbia Business Corporations Act (the “BCBCA”), the Company will still be required to hold a special shareholder meeting (scheduled for April 18, 2019). Furthermore, closing of the Transaction will remain subject to court approval(s), CSE approval, as well as any other approvals that are customary for a transaction of this nature.

Under the terms of the Definitive Agreement, the Transaction will be carried out by way of a plan of arrangement under the BCBCA. The Company clarifies that the former members of 4Front will, through a series of transactions, exchange such interests for 327.4 million shares (not 347.8 million shares as reported in the Company’s March 1, 2019 news release) in the Resulting Issuer on an as-converted basis (the “Consideration Shares”), subject to minor adjustment provisions included in the Definitive

Agreement. The number of Consideration Shares was determined by way of a previously agreed ratio such that the shareholder ratio will proportionally equal 1:1.75 Cannex shareholders to former 4Front members on closing of the Transaction (the “Exchange Ratio”). Holders of Cannex common shares will receive Subordinate Voting Shares on a 1:1 basis. Holders of Class A restricted voting shares of Cannex will receive proportionate voting shares of the Resulting Issuer (“Proportionate Voting Shares”) on an 80:1 basis. Each Proportionate Voting Share carries 80 votes and each Subordinate Voting Share carries one vote.

The Proportionate Voting Shares will not be listed for trading on the CSE but may be exchanged for Subordinate Voting Shares in certain circumstances. Pursuant to the Transaction, certain key members of 4Front, namely Joshua Rosen, Trevor Pratte, Karl Chowscano, Andrew Thut and Kris Krane (collectively, the “4Front Key Shareholders”), are expected to receive multiple voting shares of the Resulting Issuer (“Multiple Voting Shares”) where each Multiple Voting Share carries 800 votes. The Multiple Voting Shares will not be listed for trading on the CSE and may only be transferred or converted into Proportionate Voting Shares in certain circumstances. The Multiple Voting Shares are intended to provide voting control to the 4Front Key Shareholders.

The Exchange Ratio was determined when the parties entered into the interim agreement (announced on November 26, 2018). The pre-agreed ratio provides for a pre-Transaction value to 4Front shareholders of approximately C$368.4 million calculated using a Cannex share price of C$1.125 per share.

Highlights:

  The Transaction and Definitive Agreement will constitute a “fundamental change” for Cannex pursuant to CSE policies;
  The Transaction will create a strong operator with expertise across the cannabis value chain, including cultivation, manufacturing, workflow, packaging, distribution and retail at scale, led by a team with longstanding industry credibility and strategic M&A capabilities;
  Initial collaboration in Massachusetts and Illinois already in motion, while collectively laying groundwork in new states including Arizona, California and Michigan.

Pursuant to the Definitive Agreement all directors, officers and founding shareholders of 4Front, representing a majority of 4Front’s members, have also entered into support agreements pursuant to which they have agreed to vote their shares in favor of the Transaction.

Board of Directors of the Resulting Issuer
Upon completion of the Transaction, the board of directors of the Resulting Issuer will be comprised of five directors, with one executive director from each of Cannex and 4Front and three mutually agreed upon directors. Upon closing of the Transaction, the directors of the Resulting Issuer will be:

Joshua Rosen, CEO & Director
Joshua Rosen is the President, CEO and Co-Founder of 4Front Ventures. Prior to 4Front he was Chief Financial Officer, then President and Vice Chairman, of Southwest Solar Technologies in Phoenix. In 2008 he founded MC Advisors to manage a large family office VC fund which acquired the intellectual property from CannBe, a medical marijuana marketing, lobbying and consulting firm. This venture in turn led to the formation of 4Front Advisors. Mr. Rosen was formerly a principal at Crystal Rock Capital Management and a director-level equity research analyst at Credit Suisse. Mr. Rosen earned a B.A. degree in economics and philosophy from Beloit College in 1995. Upon completion of the Transaction, Mr. Rosen will also serve as CEO of the Resulting Issuer.

David Daily, Director
David Daily is the CEO of Gravitron, LLC which he founded in 2004. Commonly known as Grav.com or Grav, its original invention was the first all-glass gravity bong, the Gravitron, which was an instant success and has become a cult classic. Since the Gravitron, Mr. Daily has designed or led the Grav design team to bring over 500 unique top-line products to the cannabis market. In 2018, Grav was named in the 50 best companies to work for in cannabis by MG magazine.

Eric Rey, Director
Eric Rey is a director and consultant to Arcadia Biosciences, Inc. where he previously served as President and CEO and which he founded in 2003. Mr. Rey has managed agricultural research, product development and commercial programs for more than 21 years. Prior to Arcadia he was a partner at the Rockridge Group, a consulting firm focused on agricultural biotechnology, and was formerly Vice President of Operations for Calgene Oils, a Division of the Monsanto Company. Mr. Rey is a director of Phytelligence, Inc. and Texas Crop Science LLC and holds a B.S. in Plant Science from the University of California at Davis.

Leo Gontmakher, COO & Director
Leo Gontmakher is the current COO and a director of Cannex. Upon completion of the Transaction, Mr. Gontmakher will also serve as COO of the Resulting Issuer.

Anthony Dutton, Director
Anthony Dutton is the current CEO and a director of Cannex Capital Holdings Inc. Upon completion of the Transaction, Mr. Dutton will remain in a senior capital markets role with the Resulting Issuer.

“Since starting 4Front with Kris Krane in early 2011, we’ve focused on building a company the right way, navigating the evolving landscape and trying to work with people we respect and trust. We’ve known Leo since late 2016 and have great respect for what he and his team built in Washington,” said Josh Rosen, CEO of 4Front. “I believe Cannex is the perfect match for 4Front and that our merger is representative of our belief that the industry is evolving from a game of Monopoly, where it’s about the perceived value of assets, to the game of Risk, where it’s about the combination of assets, strategy and execution. Cannex is all about execution and I’m already seeing the impact of the Cannex culture on our 4Front team and I look forward to closing this transaction and the full integration.”

“Success in the cannabis market is directly related to a company’s ability to profitably scale operations, access and efficiently allocate growth capital all being driven by an experienced management team,” said Leo Gontmakher, COO of Cannex. “With 4Front, we have a partnership across all elements of the combined company with a shared management philosophy of driving best practices throughout all our operations. I am very excited,” continued Gontmakher, “to immediately take the operational leadership we have developed in Washington State to five new states.”

“This is a transformational event for Cannex as we will immediately become operational in six US states with a platform that can be replicated and leveraged into additional jurisdictions,” said Anthony Dutton, CEO of Cannex. “Since our original formation, Cannex has been strategically focused on building vertically integrated operations in multiple states and, upon closing the business combination with 4Front, we expect to become one of the largest multi-state operators in North America with room for continued growth.”

Cannex and 4Front have agreed to a US$10 million termination fee if either company should choose an alternative transaction prior to the closing of the Transaction.

Board Recommendation
The board of directors of both Cannex and 4Front have unanimously approved the Transaction and the Cannex board of directors unanimously recommends that all Cannex shareholders vote in favor of the Transaction. The board of directors of Cannex has relied on a fairness opinion provided by Beacon Securities Limited (“Beacon”) stating that in Beacon’s opinion, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by Cannex shareholders pursuant to the Transaction is fair, from a financial point of view, to such Cannex shareholders.

Eight Capital was engaged as 4Front’s financial advisor and provided 4Front’s board of directors its opinion that based upon and subject to certain assumptions, limitations, and qualifications, the consideration to be received by the 4Front shareholders pursuant to the Definitive Agreement is fair from a financial point of view.

Closing will remain subject to court approval(s), CSE approval, as well as any other approvals that are customary for a transaction of this nature. Further information will also be available by way of an information circular to be prepared by Cannex and mailed to shareholders in connection with Cannex’s special meeting. All other relevant and publicly disclosable materials will be filed by Cannex on www.sedar.com. Other than fees paid to Beacon in connection with the fairness opinion, there is no finder’s fee payable in connection with the Transaction.

About Cannex Capital Holdings Inc.
Cannex, through its wholly-owned subsidiaries, provides a wide range of services including real estate, management, financial, branding and IP to licensed cannabis business operators domestically and internationally. Cannex is focused on premium indoor cultivation, extraction, manufacturing and branding of edible and derivative products as well as retail operations. Cannex is undertaking expansion initiatives to support the acquisition and development of additional assets in legal medical and recreational cannabis markets. Based in Vancouver, BC, Cannex is managed by a team of experienced industry and capital markets experts who are committed to aggressive, cost-effective growth. Cannex currently owns BrightLeaf Development LLC which holds real estate assets, property leases, brands and intellectual property, and material supply agreements with Superior Gardens LLC (d/b/a Northwest Cannabis Solutions), Washington State’s and the Pacific Northwest’s largest full-line cannabis producer/processor, as well as 7Point Holdings LLC, another Washington State licensed cannabis producer/processor. Northwest Cannabis Solutions and 7Point Holdings are not Cannex subsidiaries, and Cannex does not hold any ownership position in either company.

About 4Front Holdings LLC
4Front is a leading retail and brand development company in the U.S. cannabis sector. It has developed a national platform that consists of a multi-state footprint, including its Mission-branded retail operations, and a far-reaching network of partnership relationships. Led by a group of professionals with experience in finance, real estate, manufacturing, and multi-location retail and hospitality operations, 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise that can support the rapid operational growth opportunity being afforded by the increased legalization of cannabis across the United States, as well as internationally. For more information, visit 4Front’s website. (www.4frontventures.com).

Cannex Capital Holdings Inc.
Anthony Dutton, CEO
(604) 649-7787

Email: adutton@cannexcapital.com
Website: www.cannexcapital.com

Media Contact for 4Front Holdings, LLC
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This news release was prepared by management of Cannex, which takes full responsibility for its contents. The CSE has not reviewed and does not accept responsibility for the adequacy of this news release.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Cannex’s periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements. Such forward-looking statements include the date of the Cannex shareholder meeting, the closing of the Transaction and the benefits to be received in the Transaction.

There can be no assurance that such forward-looking statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking statements. These forward-looking statements reflect the current beliefs of Cannex and are based on information currently available to Cannex and on assumptions that Cannex believes are reasonable. These assumptions include, but are not limited to, receipt of required court, shareholder and regulatory approvals, the closing of the Transaction, and the anticipated trading date of the Subordinate Voting Shares. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Resulting Issuer to be materially different from those expressed or implied by such forward- looking statements. Such risks and other factors may include, but are not limited to: general business, economic, competitive, political and social uncertainties; general capital market conditions and market prices for securities; delay or failure to receive shareholder, board or regulatory approvals; failure to fulfill any of the conditions precedent to the Definitive Agreement or failure to perform all the necessary steps with respect to the Transaction; the actual results of future operations compared to the forecasted results contained in the forward-looking statements; competition; changes in legislation affecting the Resulting Issuer; the timing and availability of external financing on acceptable terms; and other risk factors.

Cannex cautions that the foregoing list of material factors is not exhaustive. When relying on Cannex’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Cannex has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this news release represents Cannex’s expectations as of the date of this news release and, accordingly, are subject to change after such date.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Cannex disclaims any intention or obligation to update or revise such information, except as required by applicable law.